

Mail Stop 7010   February 15, 2008

By U.S. Mail and Facsimile

Mr. Surjit Singh Gill
President
Suraj Ventures Inc.
Rhema House
1032 Katkarwadi
Yari Road, Versove Andheri (W)
Mumbai, India 4000061

Re: Suraj Ventures, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2
         File No. 333-146791
         Filed January 30, 2008

Dear Mr. Gill:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the opinion you filed as Exhibit 5 with the initial registration statement, Mr. Eng indicated that "My representation is limited to giving a legal opinion on the matters set forth therein." That statement suggests that Mr. Eng did not in any way participate in the structuring of the transaction or in the preparation of the prospectus that constitutes a part of the registration statement. In our comment

letter to you dated November 15, we asked you to confirm that accuracy of Mr. Eng's statement. In response to prior comment 5, you stated that the statement regarding the scope of his representation is accurate.

2. In our November 15 comment letter, we also asked you about the unusual number of precise similarities between your filing and those of other registrants also represented by Mr. Eng. In partial response to prior comment 1, you suggest that one reason for the similarities is that the three identified entities "are represented by the same lawyer and given the predilection of lawyers for the use of precedents to the greatest degree possible we are not surprised so (sic) see similar language in all three SB-2's you refer to." Please explain that part of your response in light of your response to prior comment 5. We may have additional comments.

3. You are responsible for accurate and complete disclosure that is tailored to your precise circumstances. In that regard, it is not appropriate to rely on disclosure prepared by others if it does not fully, precisely and completely describe your particular facts and unique circumstances. Similarly, notwithstanding your response to prior comment 4, it is difficult to ignore the many remaining references throughout your filing to "Mr." D'Souza and "his" time that will be devoted to your business. Finally, the disclosure you added in response to prior comment 3 includes as a caption "All of our executive officers and two of our directors," which could be read to suggest that you have more than two executive officers, both of whom constitute your only directors. Please revise accordingly, and confirm your understanding regarding the responsibility we discuss in the first sentence of this comment.

4. Confirm to us that Mr. Eng did not have anything to do with those elements in common (aside from his representation of the registrants in each case) that were the subject of our prior comment 1, or explain in greater detail how the similarities we noted came to be repeated in your registration statement.

5. Please note that amendments to Regulation S-K became effective February 4, 2008 and Form SB-2 was eliminated as of that date. With your next amendment, please file on the proper registration statement and otherwise comply with the new rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date" section.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Daniel Eng, Esq. (via facsimile)
    D. Levy